June 17, 2009

Alan R. Steel
Executive Vice President and Chief Financial Officer
Point.360
2777 North Ontario Street
Burbank, CA 91504

          **RE: Point.360**
           **File Number: 001-33468**
         **Form 10-K: For the Year Ended June 30, 2008**

Dear Mr. Steel:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Lyn Shenk
               Branch Chief